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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

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                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          CIRCOR INTERNATIONAL, INC.
                          --------------------------
              (Exact name of registrant as specified in charter)


         Delaware                                    04-3477276
       ------------                                --------------
(State or other jurisdiction                         (IRS employer
      of incorporation)                           identification no.)


                    35 Corporate Dr., Burlington, MA 01803
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              (Address of principal executive offices) (Zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                          Name of each exchange
          Title of each class             on which each class is
          to be so registered             to be registered
          -------------------             ----------------------

     Preferred Stock Purchase Rights      New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                     None

                               (Title of Class)
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Item 1.  Description of Registrant's Securities to be Registered.
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     On September 16, 1999 the Board of Directors of CIRCOR International, Inc.
(the "Company") adopted a Shareholder Rights Agreement (the "Rights Agreement"). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as an exhibit and is incorporated herein by reference.

     Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock of the Company (the "Common Stock") to shareholders of record as of October 19, 1999 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a cash exercise price of $48.00 per Unit (the "Exercise Price"), subject to adjustment.

     Initially, the Rights will not be exercisable and will attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earliest of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock or (iii) the determination by the Board of Directors that any person is an "Adverse Person" (the earliest of such dates being herein referred to as the "Distribution Date"). In the case of Timothy P. Horne, a director of the Company, certain members of his family and certain family trusts and the trustees thereof (including the voting trust established by The Amended and Restated George B. Horne Voting Trust Agreement - 1997) who under the Rights Agreement beneficially own more than 15% of the outstanding shares of the Company's Common Stock as of the Record Date (such stockholders are referred to in the Rights Agreement as "Family Stockholders"), the Rights generally will be distributed only if any such Family Stockholder acquires or proposes to acquire additional shares of Common Stock that would result in such Family Stockholder's beneficial ownership under the Rights Agreement exceeding 35% of the outstanding shares of the Common Stock. In addition, a Family Stockholder generally will become an Acquiring Person only if such stockholder acquires additional shares of Common Stock that results in such Family Stockholder's beneficial ownership under the Rights Agreement exceeding 35% of the outstanding shares of the Common Stock.

     The Board of Directors may declare a person to be an Adverse Person after a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination by the Board of Directors, after reasonable inquiry and investigation, including such consultation, if any, with such persons as the directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions which would provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its shareholders, but for the actions and possible actions of such person, would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is

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causing, or is reasonably likely to cause, a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. No delay or failure by the Board of Directors to declare a person to be an Adverse Person shall in any way waive or otherwise affect the power of the Board of Directors subsequently to declare a person an Adverse Person. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, including consultation with such persons as the Board of Directors shall deem appropriate, that such person has not met or complied with any condition specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 19, 2009 (the "Expiration Date"), unless previously redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right (other than an Acquiring Person, an Adverse Person or their associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or

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not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Rights Agreement) become null and void.

     At any time after a person becomes an Acquiring Person or the Board of Directors determines that a person is an Adverse Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Preferred Stock at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

     The Exercise Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.

     The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earliest of (i) the time at which a person is declared to be an Adverse Person,
(ii) the time at which any person becomes an Acquiring Person, or (iii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     The Rights Agreement may be amended by the Board of Directors in its sole discretion until the earlier to occur of (i) the time at which any person becomes an Acquiring Person or (ii) the time at which a person is declared to be an Adverse Person. After such time the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person, an Adverse Person or their associates or affiliates). In addition, the Board of Directors may at any time prior to the earlier to occur of (i) the time at which any person becomes an Acquiring Person or (ii) the time at which a person is declared to

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be an Adverse Person, amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then owned by any person and (ii) 10%.

     Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

     The certificate of vote of directors establishing the Preferred Stock and the form of Right Certificate are attached as Exhibits A and B, respectively, to the Rights Agreement (which is included as an exhibit to this Form 8-A). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated herein by reference.


Item 2 - Exhibits.
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3.1       Certificate of Designations, Preferences and Rights of a Series of
          Preferred Stock of CIRCOR International, Inc. classifying and designating the Series A Junior Participating Cumulative Preferred Stock.

4.1 Shareholder Rights Agreement, dated as of September 16, 1999, between CIRCOR International, Inc. and BankBoston, N.A., as Rights Agent.

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                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                CIRCOR INTERNATIONAL, INC.



Date: October 18, 1999           By: /s/ David A. Bloss, Sr.
                                     --------------------------
                                     Name:  David A. Bloss, Sr.
                                     Title: President & Chief Executive Officer
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                                 EXHIBIT INDEX


Exhibit No.                     Description
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   3.1      Certificate of Designations, Preferences and Rights of a Series of
            Preferred Stock of CIRCOR International, Inc. classifying and designating the Series A Junior Participating Cumulative Preferred Stock.

   4.1 Shareholder Rights Agreement, dated as of September 16, 1999, between CIRCOR International, Inc. and BankBoston, N.A., as Rights Agent.